TIMMINS GOLD / ALIO GOLD ANNOUNCES Q1 2017 RESULTS

May 11, 2017, Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is proposing to change its name to Alio Gold Inc. at its upcoming Annual General Meeting of Shareholders. If approved, the Company expects to begin trading on both the TSX and the NYSE MKT under the ticker ALO on May 16, 2017.

The Company announces the results for the first quarter 2017 (“Q1”). Production results were previously released on April 4, 2017. All results are presented in United States dollars (“US Dollars”) unless otherwise stated. Readers should refer to the Q1 management discussion and analysis and condensed interim consolidated financial statements available on the Company’s website or 32TUwww.sedar.comU32T for complete information.

The Company will host a conference call at 11:00am EST today, Thursday, May 11th . Please see details at the bottom of this news release.

Q1 HIGHLIGHTS

-	Strengthening balance sheet with $39.2 million in cash and working capital of $41.0 million.
-	Metal revenues of $32.3 million from 26,048 ounces of gold sold at $1,232/oz.
-	Cash provided by operating activities of $9.7 million after changes in non-cash working capital.
-	Earnings and comprehensive income of $6.0 million ($0.02/share).
-	Cash costs[1] of $735/oz and All-in Sustaining Costs[1] of $848/oz.

Commenting on the Company’s performance, Chief Executive Officer, Greg McCunn, said, “The first quarter of 2017 was a strong quarter in which the San Francisco mine exceeded production guidance by a significant margin. The continued focus on maintaining our cost structure has resulted in another strong quarter of cash flow generation which more than funded the Company’s development expenditures at our high-grade, high-margin Ana Paula project and continued to allow us to build cash on the balance sheet. With our revitalization plan now complete, we expect to start executing the plan in the second half of this year which will allow the mine to continue to perform at these levels out until at least 2023.”

Financial performance

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Metal revenues were $32.3 million compared to $28.6 million during Q1 2016. This represents a 12.9% increase from the prior year. The increase was a result of both an increase in gold ounces sold (26,048 compared to 24,667 ounces during Q1 2016) and an increase in the average realized gold price ($1,232 per ounce compared to $1,160 during Q1 2016).

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Earnings from operations were $9.8 million compared to a loss of $8.6 million during Q1 2016. The difference was due to an impairment of $12.8 million that was recognized during Q1 2016 related to the Caballo Blanco asset sale. In addition, there were improved earnings from mine operations during Q1 2017 of $11.1 million compared to $6.3 million during Q1 2016. Corporate and administrative expenses decreased to $1.3 million compared to $2.1 million during Q1 2016.

-	Earnings and comprehensive income were $6.0 million or $0.02 per share compared to loss and comprehensive loss of $10.7 million or $0.03 per share during Q1 2016.

-	Cash provided by operating activities was $9.7 million or $0.03 per share compared to $2.4 million or $0.01 per share during Q1 2016.

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Cash and cash equivalents at March 31, 2017, were $39.2 million. During the quarter, the Company generated $9.7 million from operations, invested $1.6 million on sustaining capital expenditures, $0.4 million on exploration and evaluation projects, and $2.8 million on the Ana Paula gold project (“Ana Paula” or “the Project”). Also, the Company received $3.6 million of its VAT receivable in cash. Subsequent to March 31, 2017, the Company received $0.6 million of the $3.5 million VAT receivable.

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Cash and cash equivalents and restricted cash at March 31, 2016, were $9.7 million and $1.0 million, respectively, after investing $0.1 million on exploration, $0.2 million on sustaining capital, and $2.7 million on the Ana Paula property.

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Working capital at March 31, 2017, was $41.0 million, an improvement of $38.4 million from March 31, 2016. This increase is a result of cash provided by operating activities of $9.7 million compared to $2.4 million during Q1 2016. Additionally, during the prior fiscal year, the Company:

-	Sold the Caballo Blanco Property increasing cash by $9.2 million;

-	Completed a bought deal financing increasing cash by $13.8 million; and,

-	Settled the loan facility and debenture decreasing cash by $10.2 million and $1.5 million, respectively.

Operating performance

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The Company produced and sold 26,048 ounces of gold, compared to 25,120 and 24,667 ounces of gold, respectively, during Q1 2016. The production increase was due to improved recovery, offset by a decrease in average processing grade of 0.48 g/t Au compared to 0.62 g/t Au during Q1 2016.

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The Company’s cash cost per ounce on a by-product basis was $735 (all-in sustaining cost per ounce on a by-product basis - $848) compared to $761 (all-in sustaining cost per ounce on a by-product basis - $848) during Q1 2016. This decrease in cash cost was due to a lower strip ratio and increased production.

Q1 results conference call and webcast:

Date:	Thursday May 11, 2017
Time:	11:00 a.m. ET
Live:	1-855-427-9509 (Canada and U.S. toll free)
1-201-229-8822 (Outside North America)
Conf ID:	7736649
Webcast:	32Thttp://edge.media-server.com/m/p/x79rj9k2
Replay:	To be available on the Timmins Gold website at www.timminsgold.com.

SUMMARIZED QUARTERLY FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) except where noted	Q1 2017	Q1 2016
Gold ounces sold (ounces)	26,048	24,667
Silver ounces sold (ounces)	11,899	14,671
Metal revenues	32,306	28,609
Production costs, excluding depreciation and depletion	19,362	18,993
Earnings (loss) from operations	9,780	(8,585)
Earnings (loss)	6,042	(10,720)
Earnings (loss) per share, basic and diluted	0.02	(0.03)
Cash flows from operating activities	9,743	2,373
Total cash and cash equivalents, end of period	39,194	9,641
Total assets, end of period	173,492	138,741
Total cash costs per gold ounce on a by-product basis	735	761
All-in sustaining cash cost per ounce gold	848	848
Average realized gold price per gold ounce	1,232	1,160

Notes:

1 Non-GAAP Financial Measures - please refer to page 10 of the Company’s Q1 Management’s Discussion and Analysis for more information.

Technical Information & Qualified Person Notes:

This news release was reviewed and approved by Taj Singh, M.Eng, P.Eng of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101.

About Timmins Gold / Alio Gold

Timmins Gold / Alio Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contact:

Greg McCunn
CEO and Director
604-638-8980
greg@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including: estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.